Exhibit (a)(5)(lii)

Contact:	Deborah Lilienthal
Oracle Corp.
(650) 506-5158
deborah.lilienthal@oracle.com

ORACLE FILES AMENDED AND RESTATED OFFER TO PURCHASE PEOPLESOFT

REDWOOD SHORES, Calif., July 24, 2003—(tell me more link)—Oracle Corporation (NASDAQ: ORCL) today announced that it had filed an Amended and Restated Offer to Purchase PeopleSoft, Inc. (NASDAQ: PSFT) with the Securities and Exchange Commission. Oracle’s filing reaffirms the company’s intention to continue its offer for PeopleSoft, following the completion of PeopleSoft’s exchange offer for J.D. Edwards & Company (NASDAQ: JDEC).

As part of this filing, Oracle has eliminated the condition requiring its consent for any amendment to the merger agreement between PeopleSoft and J.D. Edwards.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

###